UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

Mindray Medical International Limited

(Name of the Issuer)

Mindray Medical International Limited

Excelsior Union Limited

Solid Union Limited

Supreme Union Limited

Mr. Li Xiting

Magic Bell Limited

Quiet Well Limited

Mr. Xu Hang

New Dragon (No. 12) Investments Limited

Ms. Jian Yao

New Phoenix Limited

Mr. Cheng Minghe

City Legend Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.001 per share

American depositary shares, each representing one Class A Ordinary Share

(Title of Class of Securities)

6026751001

(CUSIP Number)

Mindray Medical International Limited Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen 518057 People’s Republic of China Tel: +86 755 8188 8666

Excelsior Union Limited

Solid Union Limited

Supreme Union Limited

Mr. Li Xiting

Magic Bell Limited

Quiet Well Limited

Mr. Xu Hang

New Dragon (No. 12) Investments Limited

Ms. Jian Yao

New Phoenix Limited

Mr. Cheng Minghe

City Legend Limited

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan, Shenzhen 518057

People’s Republic of China

Tel: +86 755 2658 2680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Paul Strecker, Esq. Stephanie Tang, Esq. Shearman & Sterling 12/F, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Tel: +852 2978 8038	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004 People’s Republic of China Tel: +86 10 6535 5500

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$2,429,451,512.5	$244,645.77

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $28.0 per share for the 86,246,803 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction plus (b) the product of 263,510 ordinary shares issuable under all outstanding and unexercised options multiplied by $8.35 per share (which is the difference between the $28.0 per share merger consideration and the weighted average exercise price of $19.65 per share) plus (c) the product of 440,740 ordinary shares underlying the restricted share units multiplied by $28.0 per share ((a), (b), and (c) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:
Filing Party:	Date Filed:

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A Ordinary Share.

 This  Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Mindray Medical International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, consisting of Class A ordinary shares and Class B ordinary shares, par value HK$0.001 per share (each, a “Share”), including the Shares represented by the American depositary shares (each an “ADS,” or collectively, the “ADSs”), each representing one Class A ordinary share of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Supreme Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”); (c) Excelsior Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Parent”); (d) Solid Union Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Mr. Li Xiting (“Mr. Li”), the executive chairman of the board of directors of the Company (the “Board”), president and co-chief executive officer of the Company; (f) Magic Bell Limited (“Magic Bell”), a business company with limited liability incorporated under the laws of the British Virgin Islands; (g) Quiet Well Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Quiet Well”); (h) Mr. Xu Hang (“Mr. Xu”), the chairman of the Board; (i) New Dragon (No. 12) Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“New Dragon”); (j) Ms. Jian Yao (“Ms. Jian”), Mr. Xu’s wife; (k) New Phoenix Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“New Phoenix”); (l) Mr. Cheng Minghe (“Mr. Cheng”), the co-chief executive officer and chief strategic officer of the Company; and (m) City Legend Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“City Legend”). Holdco, Parent, Merger Sub, Mr. Li, Mr. Xu, Ms. Jian, Mr. Cheng, Magic Bell, Quiet Well, New Dragon, New Phoenix and City Legend are collectively referred to as the “Buyer Group”. Quiet Well, New Dragon, New Phoenix and City Legend are collectively referred to as the “Rollover Shareholders”.

This Transaction Statement relates to the agreement and plan of merger, dated as of November 4, 2015, and an amendment thereto dated as of December 20, 2015, among Parent, Merger Sub and the Company (as so amended, the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with Cayman Islands Companies Law (the “CICL”), with the Company continuing as the surviving corporation (the “surviving corporation”) after the merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On February 26, 2016, at 11:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Company was held at the Company’s Hong Kong office at FLAT/RM 15-16 BLK 1 11/F, Grand Century, 193 Prince Edward West Road, Mongkok KL, Hong Kong. At the extraordinary general meeting, the shareholders of the Company approved the merger agreement, the plan of merger, and the transactions contemplated by the merger agreement, including the merger.

On March 3, 2016, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, pursuant to which the merger became effective on March 3, 2016. As a result of the merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than (x) Shares owned by the Rollover Shareholders (the “Rollover Shares”), (y) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law (the “CICL”) (the “Dissenting Shares”), and (z) Shares represented by ADSs, has been cancelled in exchange for the right to receive $28.0 in cash per Share without interest and net of any applicable withholding taxes. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Rollover Shares) has been cancelled in exchange for the right to receive $28.0 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms and conditions of the Deposit Agreement, dated as of September 25, 2006 and amended on September 29, 2010 (the “Deposit Agreement”)). The Rollover Shares have been cancelled for no consideration. The Dissenting Shares have been cancelled for payment of their fair value to be determined in accordance with the CICL.

In addition to the foregoing, at the Effective Time, the Company terminated the Company’s 2006 Employee Share Incentive Plan and the Amended and Restated Limited Share Incentive Plan (collectively, the “Share Incentive Plans”), terminated all relevant award agreements applicable to the Share Incentive Plans, cancelled all options to purchase Shares or ADSs (the “Company Options”), all restricted shares (the “Restricted Shares”) and all restricted share units (the “RSUs”) under the Share Incentive Plans that were then outstanding and unexercised, whether or not vested or exercisable. Each holder of the outstanding and unexercised Company Options will have the right to receive as soon as practicable following the Effective Time an amount in cash equal to the excess of $28.0 over the applicable per share exercise price of such Company Options multiplied by the number of Shares underlying such Company Options. Each holder of Restricted Shares or RSUs that were vested on or prior to January 1, 2016 and each member of the special committee of the Board (the “Special Committee”) who holds Restricted Shares or RSUs that were not vested on or prior to January 1, 2016 will have the right to receive from the surviving corporation as soon as practicable following the Effective Time an amount in cash determined by multiplying (x) $28.0 by (y) the number of Shares subject to such Restricted Shares or RSUs, as applicable. Each holder (other than the members of the Special Committee) of Restricted Shares or RSUs that were not vested on or prior to January 1, 2016 and were cancelled at the Effective Time will receive restricted cash awards (each a “RCA” and collectively “RCAs”), and each RCA will entitle the holder to receive an amount equal to $28.0. The surviving corporation will pay each holder 50% of his or her RCAs on January 1, 2017 and the remaining 50% on January 1, 2018; provided, however, that if the holder is a U.S. taxpayer, then such holder will instead be paid his or her RCAs arising from RSUs in accordance with the payment timing of the settlement provisions of the related RSU award agreement (with the RCA attributable to an RSU paid on the date such RSU otherwise would have been settled).

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”) and the ADS program for the Shares will terminate. The Company requested that the NYSE file a Form 25 with the SEC to remove the ADSs from listing on the NYSE and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16 Exhibits

(a)-(1)*	Proxy Statement of the Company dated January 19, 2016 (the “proxy statement”).
(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)*	Form of Proxy Card, incorporated herein by reference to Annex I to the proxy statement.
(a)-(4)*	ADS Voting Instructions Card, incorporated herein by reference to Annex J to the proxy statement.
(a)-(5)*	Press Release issued by the Company, dated November 4, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 4, 2015.
(b)-(1)*	Debt Commitment Letter, dated November 3, 2015, issued by Bank of China Limited Macau Branch and Ping An Bank Co., Ltd. in favor of Merger Sub.
(c)-(1)*	Opinion of Lazard Asia (Hong Kong) Limited, dated November 4, 2015, incorporated herein by reference to Annex B to the proxy statement.
(c)-(2)*	Discussion materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the Special Committee, dated November 1, 2015.
(c)-(3)*	Discussion materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the Special Committee, dated November 4, 2015.
(d)-(1)*	Agreement and Plan of Merger, dated as of November 4, 2015, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Part I of Annex A to the proxy statement.
(d)-(2)*	Amendment No. 1 to the Agreement and Plan of Merger, dated December 20, 2015, among the Company, Parent and Merger Sub incorporated herein by reference to Part II of Annex A to the proxy statement.
(d)-(3)*	Support Agreement, dated November 4, 2015, by and among Holdco, Parent and Quiet Well, incorporated herein by reference to Annex E to the proxy statement.
(d)-(4)*	Support Agreement dated November 4, 2015, by and among Holdco, Parent, New Dragon and New Phoenix, incorporated herein by reference to Annex F to the proxy statement.
(d)-(5)*	Support Agreement dated November 4, 2015, by and among Holdco, Parent and City Legend, incorporated herein by reference to Annex G to the proxy statement.
(d)-(6)*	Limited Guaranty, dated November 4, 2015, by Quiet Well, New Dragon, New Phoenix, City Legend and Mr. Li Xiting, Mr. Xu Hang and Mr. Cheng Minghe (as beneficial owners) in favor of the Company, incorporated herein by reference to Annex H to the proxy statement.
(f)-(1)*	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.
(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*        Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2016

Mindray Medical International Limited

By:	/s/ Ronald Ede
Name: Ronald Ede
Title: Chairman of the Special Committee

Supreme Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Excelsior Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Solid Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Li Xiting

By:	/s/ Li Xiting

Magic Bell Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Quiet Well Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Xu Hang

By:	/s/ Xu Hang

New Dragon (No. 12) Investments Limited

By:	/s/ Xu Hang
Name: Xu Hang
Title: Director

Jian Yao

By:	/s/ Jian Yao

New Phoenix Limited

By:	/s/ Xu Hang
Name: Xu Hang
Title: Authorized Signatory

Cheng Minghe

By:	/s/ Cheng Minghe

City Legend Limited

By:	/s/ Cheng Minghe
Name: Cheng Minghe
Title: Director